SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.    X      Form 40-F.

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes.              No.     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on December 20, 2006 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, regarding the continuing connected transaction. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Su Liang

Name: Su Liang Title: Company Secretary
Date: December 21, 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

CONTINUING CONNECTED TRANSACTION

This announcement is made in accordance with the requirements under Chapter 14A of the Listing Rules in respect of continuing connected transaction entered into between the Company and CSAHC. CSAHC is the controlling shareholder of the Company, holding approximately 50.30% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules.

On December 19, 2006 (after trading hours), the Company and CSAHC entered into the New Lease Agreement that supersedes and replaces both the Lease Agreement 1 and Lease Agreement 2. The New Lease Agreement takes effect retrospectively on January 1, 2006, and is valid for a term of 3 years. Under the New Lease Agreement, the annual rents payable for the year 2006, 2007 and 2008 are RMB27,543,606.01, RMB28,657,966.99 and RMB29,828,046.01 respectively. Each year, the rent is payable in advance semiannually by the Company wholly out of its internal funds. As of the date hereof, the aggregate amount of rent already incurred under the New Lease Agreement is approximately RMB26,638,061.

As CSAHC, the controlling shareholder of the Company, is a connected person of the Company under the Listing Rules, the New Lease Agreement constitutes a continuing connected transaction for the Company under the Listing Rules. The Directors, including the independent non-executive Directors but excluding the three Directors appointed by CSAHC, consider the New Lease Agreement to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole. The Company undertakes to comply with the rules in relation to annual review of continuing connected transaction set out in Rule 14A.37 to Rule 14A.41 of the Listing Rules.

Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for the New Lease Agreement is on an annual basis less than 2.5%. Therefore, the New Lease Agreement falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirements.

The Directors of China Southern Airlines Company Limited (the “Company”) jointly and severally warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission, accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

This announcement is made in accordance with the requirements under Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of connected transactions entered into between the Company, whose principal business activity is that of civil aviation and China Southern Air Holding Company (“CSAHC”). CSAHC is the controlling shareholder of the Company, holding approximately 50.30% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

New Lease Agreement

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of connected transaction of the Company, the Company and CSAHC have revised or renewed the following connected transactions of the Company in relation to the lease of certain parcels of land, properties and office premises (the “Lease”):

(a)
On May 22, 1997, the Company and CSAHC entered into a lease agreement (“Lease Agreement 1”) pursuant to which CSAHC leased to the Company certain land, properties, and civil aviation structures and facilities at various locations in Guangzhou, Haikou and Wuhan for a term of 5 years, which was renewable by agreement between both parties thereto.

(b)
On May 15, 2001, the Company and CSAHC entered into a lease agreement (“Lease Agreement 2”) pursuant to which CSAHC leased to the Company certain parcels of land, properties, and civil aviation structures and facilities at various locations at Hengyang, Jingzhou (previously known as “Shashi”) and Nanyang for a term of 5 years, and the rents of such lands, properties and civil aviation structures and facilities were calculated on the basis of annual depreciation method. Lease Agreement 2 was renewable by agreement between both parties thereto.

On December 19, 2006 (after trading hours), the Company and CSAHC entered into a new lease agreement (the “New Lease Agreement”) that supersedes and replaces both the Lease Agreement 1 and Lease Agreement 2 in respect of the above Lease.

The New Lease Agreement takes effect retrospectively on January 1, 2006, and is valid for a term of 3 years. Under the New Lease Agreement, the annual rents payable for the year 2006, 2007 and 2008 are RMB27,543,606.01, RMB28,657,966.99 and RMB29,828,046.01 respectively. Each year, the rent is payable in advance semiannually by the Company wholly out of its internal funds. As of the date hereof, the aggregate amount of rent already incurred under the New Lease Agreement is approximately RMB26,638,061.

The aggregate rent payable pursuant to the Lease Agreement 1 and Lease Agreement 2 was RMB92,452,479.48. The rent payable pursuant to the New Lease Agreement is determined after arm’s length negotiation by the parties, with consideration given also to the following factors: (a) shortened lease term of three years instead of five years, (b) the total leasable area under the New Lease Agreement in Guanzhou, Tianhe Airport of Wuhan and Haikou is 161,558.48 square metres (out of which the leasable areas in Guangzhou, Tianhe Airport of Wuhan and Haikou are 137,715.54 square metres, 22,831 square metres and 1,011.88 square metres respectively), an increase of 55,051.54 square metres from the aggregate leasable area of 106,506.88 square metres under both Lease Agreement 1 and Lease Agreement 2, and (c) except the land, properties, and civil aviation structures and facilities at various locations at Hengyang, Jingzhou and Nanyang, whose rents will still be calculated based on annual depreciation method, the prevailing market rate of rent for the land and properties of other locations has increased.

Cap for the New Lease Agreement

As the annual rent payable pursuant to the New Lease Agreement is determined after arm’s length negotiation by the parties, with consideration given also to the shorter term of the New Lease Agreement, the increased total leasable area, the rise in market rate of rent, the cap for the New Lease Agreement for 2006, 2007 and 2008 is set at RMB27,543,606.01, RMB28,657,966.99 and RMB29,828,046.01 respectively. The Directors, including the independent non-executive Directors but excluding the three Directors appointed by CSAHC, consider the proposed cap fair and reasonable.

Reasons and benefits of New Lease Agreement

The lands, properties leased by CSAHC to the Company under the New Lease Agreement are used in the civil aviation businesses of the Company. Entering into the New Lease Agreement allows the Company to continue to use such lands and properties to operate its civil aviation businesses at rents not higher than the market rates for similar lands and properties.

Implications under the Listing Rules

As CSAHC, the controlling shareholder of the Company, is a connected person of the Company under the Listing Rules, the New Lease Agreement constitutes a continuing connected transaction for the Company under the Listing Rules. The Directors, including the independent non-executive Directors but excluding the three Directors appointed by CSAHC, consider the New Lease Agreement to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole. The Company undertakes to comply with the rules in relation to annual review of continuing connected transaction set out in Rule 14A.37 to Rule 14A.41 of the Listing Rules.

Among the eleven Directors of the Company, three Directors, namely Liu Shao Yong, Wang Quan Hua and Zhao Liu An, had been duly appointed to the Board of Directors of the Company by CSAHC and were therefore required to abstain from voting in respect of the New Lease Agreement. All remaining eight Directors who were entitled to vote unanimously approved the New Lease Agreement on the date hereof. The number of Directors who participated in approving the New Lease Agreement and the procedures were in compliance with the relevant requirements of Company Law of the PRC and the Articles of Association of the Company.

Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for the New Lease Agreement is on an annual basis less than 2.5%. Therefore, the New Lease Agreement falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirements.

By Order of the Board Su Liang Company Secretary

Guangzhou, the People’s Republic of China
December 19, 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Xu Jie Bo, Tan Wan Geng and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.